

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 20, 2009

<u>**Via U.S. Mail and Fax (908) 953-0797**</u>
John X. Adiletta
Chief Financial Officer
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

      **RE: Somerset International Group, Inc.
             Form 10-K for the fiscal year ended December 31, 2007**

             File No. 000-10854

Dear Mr. Adiletta:

      We have completed our review of your 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director